EXHIBIT 99.1

News for Immediate Release

Electrovaya to Participate in Three Investor Conferences

Toronto, Ontario – November 12, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA)(TSX:ELVA), a lithium ion battery technology and manufacturing company, today announced that Electrovaya's CEO, Dr. Raj DasGupta, will be participating in the following upcoming conferences:

Event: 15th Annual Craig-Hallum Alpha Select Conference

Date: November 18, 2025

Location: Sheraton NY Times Square Hotel, New York, NY

Event: 17th Annual Southwest IDEAS Conference

Date: November 19, 2025

Location: The Westin Irving Convention Center Las Colinas, Irving, TX

Event: 13th Annual UBS Global Industrials & Transportation Conference

Date:  December 1-4, 2025

Location:  Eau Palm Beach Resort and Spa, Manalapan, FL

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statement

This press release contains forward-looking statements, including statements regarding the anticipated use of proceeds from the Offering. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions, and involve risks and uncertainties, therefore undue reliance should not be placed on such statements. Material assumptions on which forward-looking statements in this news release include assumptions about the expected use of proceeds based on the Company’s ongoing business. Material risks and other factors that could cause actual results to differ from any forward-looking statement market conditions and other risks that may be found in the prospectus supplement and base shelf prospectus filed in connection with the Offering, including those risks described under the heading “Risk Factors”, and the documents incorporated by referenced therein. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.